                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)/1/

                          The Paul Revere Corporation
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                               (Name of Issuer)

                    Common Stock, $1.00 par value per share
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                        (Title of class of securities)

                                   0007035591
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                                (CUSIP Number)

                                 Susan N. Roth
                           Provident Companies, Inc.
                              1 Fountain Square
                         Chattanooga, Tennessee 37402
                                (423) 755-1011
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               November 5, 1996
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            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)

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                                 SCHEDULE 13D

CUSIP No.   0007035591                                        Page 2 of 5 Pages
         ---------------

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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Provident Companies, Inc.
    I.R.S. Identification No. 62-1598430

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

                                     00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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               7   SOLE VOTING POWER

  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH             37,500,000 shares
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,500,000*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.33%**
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14   TYPE OF REPORTING PERSON

         CO
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 *  The shares indicated are subject to an Amended and Restated Voting Agreement with the reporting person dated as of April 29, 1996, and described in Item 4 of this report. The reporting person expressly disclaims beneficial ownership of any of the shares of common stock of the registrant as to which it may be deemed to share voting power pursuant to such voting agreement.
** The percentage indicated represents the percentage of the total outstanding shares of common stock of the registrant as of November 5, 1996. For the reasons discussed in the footnote above, the reporting person expressly disclaims beneficial ownership of any of the shares of common stock of the registrant as to which the reporting person may be deemed to share voting power pursuant to the voting agreement.
                              (Page 2 of 5 Pages)

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ITEM 4. PURPOSE OF TRANSACTION.

        Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of April 29, 1996 (the "Merger Agreement"), among The Paul Revere Corporation, a Massachusetts corporation ("Paul Revere"), Provident Companies, Inc., a Delaware corporation ("Provident"), and Patriot Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Provident, and in consideration thereof, Textron Inc. ("Textron"), which is the beneficial owner of 37,500,000 shares of Paul Revere Common Stock, or approximately 83.33% of the outstanding Paul Revere Common Stock, entered into an Amended and Restated Voting Agreement, dated as of April 29, 1996 (the "Voting Agreement"), with Provident pursuant to which Textron has agreed, among other things, to vote in favor of approval of the Merger Agreement at every meeting of the stockholders of Paul Revere at which such matters are considered and at every adjournment thereof and against an "Alternative Proposal" (as such term is defined in the Merger Agreement). Textron also has agreed not to sell, assign, pledge, transfer or otherwise dispose of, or grant any proxies with respect to (except for a proxy which is not inconsistent with the terms of the Voting Agreement) any of its shares of Paul Revere Common Stock.

        The Merger Agreement provides, among other things, for the merger of Patriot Acquisition Corporation with and into Paul Revere (the "Merger"). Upon consummation of the Merger, which is subject to the approval of Paul Revere stockholders, Provident stockholders, regulatory approvals and the satisfaction or waiver of various other terms and conditions, each share of Paul Revere Common Stock (excluding shares held by Paul Revere, Provident, Textron or their respective subsidiaries, other than in a fiduciary or custodial capacity, and excluding shares as to which dissenters' rights are asserted in accordance with Massachusetts law) issued and outstanding shall be converted into and exchanged for the right to receive either (i) $26.00 in cash (the "Cash Consideration"),
(ii) a number of shares of common stock, par value $1.00 per share, of Provident ("Provident Common Stock") equal to the product of 26 and the "Exchange Ratio" (as defined in the Merger Agreement) (the "Stock Consideration"), or (iii) $20.00 in cash plus a number of shares of Provident Common Stock equal to the product of 6 and the Exchange Ratio (the "Mixed Consideration"). Upon consummation of the Merger, each share of Paul Revere Common Stock held by Textron shall be converted into and exchanged for the right to receive $20.00 in cash plus a number of shares of Provident Common Stock equal to the product of 6 and the Textron Exchange Ratio (as defined in the Merger Agreement) (the "Textron Consideration").

        In connection with the amendment and restatement of the Merger Agreement, Textron has agreed in the Voting Agreement (i) concurrently with the consummation of the Merger, to pay to Provident, or to contribute to Paul Revere, $25 million and to contribute to Paul Revere or Provident certain specified assets, (ii) to provide additional capital to Paul Revere prior to the effective time of the Merger based on the final determination of the required levels of Paul Revere's statutory reserves (subject to the limitation that Textron is required to contribute at least $100 million but not more than $180 million), and (iii) to hold harmless Paul Revere and Provident from and against specified damages resulting from certain third party claims.

        The Voting Agreement provides that it will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) the date on which the Board of Directors of Paul Revere withdraws or materially modifies or changes its recommendation of the Merger Agreement if, after consultation with its counsel, such Board determines that the failure to take such action could reasonably be deemed a breach of its fiduciary duties


                              (Page 3 of 5 Pages)

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to Paul Revere's stockholders under applicable law, or (iv) May 28, 1997.  Under certain circumstances, Textron may be obligated to pay to Provident the sum of $22,500,000.

     The Merger Agreement, including the Voting Agreement, is incorporated by reference herein as Exhibit 1, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The Merger Agreement, including the Voting Agreement, is incorporated by reference to Exhibit 2.1 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed by Provident (Commission File No. 000-19388).


                              (Page 4 of 5 Pages)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PROVIDENT COMPANIES, INC.


Date: December 3, 1996                 By: /s/ Thomas R. Watten
      ----------------                    -------------------------------------

                                       Name: Thomas R. Watten
                                            -----------------------------------

                                       Title: Executive Vice President
                                             ----------------------------------
                                              and Chief Financial Officer
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                              (Page 5 of 5 Pages)